EXHIBIT 99.1

Tanzanian Royalty Announces New Results From Upgrade Drilling at Buckreef

Intercepts of 16m @ 6.72g/t Gold including 3m @ 25.17g/t

TORONTO, March 25, 2019 (GLOBE NEWSWIRE) -- Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) is pleased to announce further assay results from its on-going infill reverse circulation (RC) drill program at its Buckreef Project, aimed at upgrading the known Mineral resources within the open pit; and to better define potential mineralized zones below the open pit as reported and published in the June 2018 Pre-Feasibility 43-101 Technical Report.

Significant intercepts reported from two additional drill-holes targeting the Buckreef Main zone include highlights as follows:

  Hole PBR05 intersected 28m of gold mineralization grading @ 4.23g/t gold from 48m to 76m including:
    16m grading @ 6.72g/t gold from 60m to 76m including:
      3m grading @ 25.17g/t gold from 69m to 72m
  Hole PBR07 intersected 30m grading @1.27g/t gold from 142m to 172m including:
    3m grading @ 2.32g/t gold from 151m to 154m; and
    8m grading @ 1.84g/t gold from 155m to 163m

In addition assay results for six (6) drill-holes PBR06, PBR08, PBR024, PBR025; PBR028 & PBR029 drilled to target the strike and down-dip extension of gold mineralization associated with a hanging-wall zone, one of two major splays associated with the Buckreef main shear returned wide but low grade gold values with assay highlights including:

  132m of gold mineralization in 33 narrow stringer zones; including;
    Hole PBR08 intersected 2m grading @ 1.32g/t gold from 115m to 117m
    Hole PBR06 intersected several narrow zones, including:
      1m grading @ 1.07g/t gold from 59m to 60m
      2m grading at 1.46g/t gold from 62m to 64m, and
    1m grading @ 1.09g/t gold from 76m to 77m
  All other zones intersected gold mineralization of less than 1.0g/t Au.

The intersections reported here are a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

Mr. Jim Sinclair, Chairman (TRX) commented, “We are pleased with the new results from our ongoing RC drilling program within the limits of the open pit as well as with the new emphasis to better define more robust mineralized zones that may extend below the pit bottom." Notes Mr. Sinclair, "In addition to the two RC drill rigs we now have third diamond drill rig at the site that is capable of drilling to depths of approximately 600 metres. This rig has completed approximately 200 metres and expects to hit its main target at around 300-350 metres."

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.   Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

For more information and updates, please see the Company website at www.tanzanianroyalty.com

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair
Executive Chairman

For further information, please contact Investor Relations:

m.martin@tanzanianroyalty.com
860-248-0999

Cautionary Note Regarding Forward-looking Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, ,occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef, the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove   to   be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Form 20-F Annual Report dated November 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward- looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the security’s regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources
The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Form 20-F Annual Report dated November 29, 2018 and technical reports filed under the Company's name at our website at: www.tanzanianroyalty.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Note to U.S. Investors. While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.